# LIFTWAVE, INC. DBA RISE ROBOTICS

## REVIEWED FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2023 AND 2022
*(Unaudited)*

## INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

## INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
LiftWave, Inc. DBA RISE Robotics
Somerville, Massachusetts

We have reviewed the accompanying financial statements of LiftWave, Inc. DBA RISE Robotics (the "Company"), which comprises the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' deficit, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

September 23, 2024
Los Angeles, California

| As of December 31, | 2023 | 2022 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash & Cash Equivalents | $ 260,837 | $ 182,462 |
| Inventory | 40,452 | 230,873 |
| Due From Related Parties | - | 65,075 |
| Prepaids and Other Current Assets | 54,351 | 60,541 |
| **Total Current Assets** | **355,641** | **538,951** |
| | | |
| Property and Equipment, net | 50,821 | 67,316 |
| Intangible Assets | 760,960 | 567,331 |
| Security Deposit | 12,782 | 12,782 |
| **Total Assets** | **$ 1,180,204** | **$ 1,186,380** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities:** | | |
| Accounts Payable | $ 371,378 | $ 451,860 |
| Credit Cards | 34,964 | 6,253 |
| Current Portion of Convertible Notes | 8,217,257 | 5,390,947 |
| Accrued Interest on Convertible Notes | 525,742 | 168,033 |
| Other Current Liabilities | 297,506 | 171,881 |
| **Total Current Liabilities** | **9,446,848** | **6,188,974** |
| | | |
| **Total Liabilities** | **9,446,848** | **6,188,974** |
| | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock | 1,253 | 1,225 |
| Series Seed-1 Preferred Stock | 561 | 561 |
| Series Seed-2 Preferred Stock | 1,063 | 1,063 |
| Additional Paid in Capital | 7,917,010 | 7,850,935 |
| Accumulated Deficit | (16,186,531) | (12,856,378) |
| **Total Stockholders' Equity** | **(8,266,644)** | **(5,002,594)** |
| **Total Liabilities and Stockholders' Equity** | **$ 1,180,204** | **$ 1,186,380** |

*See accompanying notes to financial statements.*

| For the Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ 4,378,478 | $ 1,352,768 |
| Cost of Goods Sold | 2,604,074 | 65,311 |
| **Gross Profit** | **1,774,404** | **1,287,457** |
| | | |
| **Operating Expenses** | | |
| General and Administrative | 3,548,246 | 4,834,426 |
| Research and Development | 1,188,425 | 359,852 |
| Selling and Marketing | 10,178 | 93,069 |
| **Total Operating Expenses** | **4,746,849** | **5,287,348** |
| **Net Operating Loss** | **(2,972,445)** | **(3,999,890)** |
| | | |
| Interest Expense | 357,708 | 156,565 |
| Other Loss | - | 409 |
| **Loss Before Provision for Income Taxes** | **(3,330,153)** | **(4,156,864)** |
| Provision/(Benefit) for Income Taxes | - | - |
| **Net Loss** | **$ (3,330,153)** | **$ (4,156,864)** |

*See accompanying notes to financial statements.*

# LIFTWAVE, INC. DBA RISE ROBOTICS
## STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
## (UNAUDITED)

| | Common Stock | | Series Seed-1 Preferred Stock | | Series Seed-2 Preferred Stock | | Additional Paid In | Accumulated | Total Stockholders' |
|---|---|---|---|---|---|---|---|---|---|
| (USD $ in Dollars) | Shares | Amount | Shares | Amount | Shares | Amount | Capital | Deficit | Equity |
| **Balance—December 31, 2021** | **1,201,500** | **$ 1,202** | **561,391** | **$ 561** | **1,063,224** | **$ 1,063** | **$ 7,768,404** | **$ (8,699,514)** | **$ (928,284)** |
| Issuance of stock | 23,274 | 23 | - | - | - | - | 30,267 | - | 30,291 |
| Share-Based Compensation | - | - | - | - | - | - | 52,264 | - | 52,264 |
| Net Loss | - | - | - | - | - | - | - | (4,156,864) | (4,156,864) |
| **Balance—December 31, 2022** | **1,224,774** | **$ 1,225** | **561,391** | **$ 561** | **1,063,224** | **$ 1,063** | **$ 7,850,935** | **$ (12,856,378)** | **$ (5,002,594)** |
| Issuance of stock | 28,039 | 28 | - | - | - | - | 36,217 | - | 36,245 |
| Share-Based Compensation | - | - | - | - | - | - | 29,858 | - | 29,858 |
| Net Loss | - | - | - | - | - | - | - | (3,330,153) | (3,330,153) |
| **Balance—December 31, 2023** | **1,252,813** | **$ 1,253** | **561,391** | **$ 561** | **1,063,224** | **$ 1,063** | **$ 7,917,010** | **$ (16,186,531)** | **$ (8,266,644)** |

*See accompanying notes to financial statements.*

**LIFTWAVE, INC. DBA RISE ROBOTICS**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For the Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net Loss | $ (3,330,153) | $ (4,156,864) |
| ***Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities*** | | |
| Depreciation of Property | 15,196 | 8,089 |
| Share-Based Compensation | 29,858 | 52,264 |
| Amortization of Intangible Assets | 91,555 | 63,037 |
| **Changes in Operating Assets and Liabilities:** | | |
| Accounts Receivable, net | - | 124,752 |
| Inventory | 190,421 | (230,873) |
| Prepaids and Other Current Assets | 6,190 | (44,466) |
| Due From Related Parties | 65,075 | (20,545) |
| Accounts Payable | (80,481) | 244,483 |
| Accrued Interest on Convertible Notes | 357,708 | 156,565 |
| Credit Cards | 28,711 | (6,577) |
| Other Current Liabilities | 125,625 | 51,374 |
| **Net Cash Used In Operating Activities** | **(2,500,295)** | **(3,758,760)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of Property and Equipment | 1,299 | (75,405) |
| Purcahse of Intangible Assets | (285,184) | (630,368) |
| Disposal of Intangible Assets | - | 393,578 |
| **Net Cash Used In Investing Activities** | **(283,885)** | **(312,195)** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Proceeds from Issuance of Stock | 36,245 | 30,291 |
| Borrowing on Convertible Notes | 2,826,310 | 4,044,727 |
| **Net Cash Provided by Financing Activities** | **2,862,555** | **4,075,018** |
| | | |
| **Change in Cash & Cash Equivalents** | **78,375** | **4,062** |
| Cash & Cash Equivalents —Beginning of The Year | 182,462 | 178,400 |
| **Cash & Cash Equivalents—End of The Year** | **$ 260,837** | **$ 182,462** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash Paid During the Year for Interest | $ - | $ - |

*See accompanying notes to financial statement*

## 1. NATURE OF OPERATION

LiftWave, Inc. DBA RISE Robotics was incorporated on January 14, 2011, in the State of Delaware. The financial statements of LiftWave, Inc. DBA RISE Robotics (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Somerville, Massachusetts.

The leader in high-performance and cost-effective electric linear actuation solutions, RISE® helps machine designers embrace high-efficiency, fuel-saving actuation solutions that compete with hydraulic cylinders. We specialize in fostering dynamic partnerships with Tier 1 suppliers, OEMs and the US DoD, pioneering the transition from traditional hydraulic systems to more efficient and sustainable solutions, independent of the primary power source. Our technology's universal compatibility with various power sources - from diesel engines to electric, hydrogen, and beyond - sets us apart. We're not just about electrification; we're about optimization and enhancing performance, whether it's a diesel engine benefiting from an electric rotary drive or an electric engine utilizing our highly efficient linear actuation.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Presentation**

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash & Cash Equivalents**

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents exceeded FDIC-insured limits by $9,392 and $0, respectively.

**Concentration of Credit Risk**

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

**Inventories**

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for raw materials and finished goods, which are determined using an actual cost method.

**Accounts Receivable**

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

**Property and Equipment**

Property and equipment are stated at cost. Expenditures for additions, major renewals, and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

| Category | Useful Life |
|---|---|
| Equipment Assets | 5 years |
| Furniture Assets | 5 years |

**Impairment of Long-Lived Assets**

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

**Equity Issuance Costs**

Equity issuance costs are costs directly attributable to the issuance of equity securities including common stock and/or preferred stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with the issuance of equity securities. The company expenses these costs as incurred.

**Revenue Recognition**

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized over time as the work on contracts with customers progresses toward completion using an output method. Under the output method, progress is measured based on the achievement of specific milestones or events under contract. Milestones may include the completion of certain project phases, delivery of key deliverables, or attainment of specified performance metrics. Revenue recognized to date is calculated based on achievement of these specific milestones.

**Cost of Sales**

Cost of sales includes the cost of labor, scrap material, shipping, freight, delivery, supplies, and materials.

**Research and Development Costs**

Costs incurred in research and development of the Company's product are expensed as incurred.

**Income Taxes**

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Stock-Based Compensation**

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1*** — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2*** — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3*** — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Advertising & Promotional Costs**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $10,178 and $93,069, which is included in sales and marketing expenses.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 23, 2024, which is the date the financial statements were available to be issued.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

| As of December 31, | 2023 | 2022 |
|---|---|---|
| Prepaid Expenses | 54,351 | 60,541 |
| **Total Prepaids and Other Current Assets** | **$ 54,351** | **$ 60,541** |

Other current liabilities consist of the following:

| As of December 31, | 2023 | 2022 |
|---|---|---|
| Accrued Expenses | 175,926 | 46,719 |
| Accrued Vacation | 120,443 | 125,162 |
| Employee Benefits Withheld | 1,138 | - |
| **Total Other Current Liabilities** | **$ 297,506** | **$ 171,881** |

## 4. INVENTORY

Inventory consists of the following:

| As of December 31, | 2023 | 2022 |
|---|---|---|
| Raw Material | 40,452 | 230,873 |
| **Total Inventory** | **$ 40,452** | **$ 230,873** |

## 5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

| As of December 31, | 2023 | 2022 |
|---|---|---|
| Equipment Assets | $ 113,062 | $ 114,361 |
| Furniture Assets | 16,764 | 16,764 |
| **Property and Equipment, at cost** | **129,826** | **131,125** |
| Accumulated Depreciation | (79,006) | (63,809) |
| **Property and Equipment, net** | **$ 50,821** | **$ 67,316** |

Depreciation expenses for the years ended December 31, 2023, and 2022 were $15,196 and $8,089, respectively.

## 6. INTANGIBLE ASSETS

Intangible assets consist of the following:

| As of December 31, | 2023 | 2022 |
|---|---|---|
| Patent | $ 915,552 | $ 630,368 |
| **Intangible Assets, at cost** | **915,552** | **630,368** |
| Accumulated Amortization | (154,592) | (63,037) |
| **Intangible Assets, net** | **$ 760,960** | **$ 567,331** |

Amortization expenses for the years ended December 31, 2023, and 2022 were $91,555 and $63,037, respectively.

The estimated annual amortization expense subsequent to December 31, 2023, is as follows:

| Period | Amortization Expense |
|---|---|
| 2024 | $ 91,555 |
| 2025 | 91,555 |
| 2026 | 91,555 |
| 2027 | 91,555 |
| Thereafter | 394,739 |
| **Total** | **$ 760,960** |

## 7. DEBT

**Convertible Note**

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

| | | | | | As of December 2023 | | | As of December 2022 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Debt Instrument Name** | **Principal Amount** | **Interest Rate** | **Borrowing Period** | **Maturity Date** | **Current Portion** | **Non-Current Portion** | **Total Indebtedness** | **Current Portion** | **Non-Current Portion** | **Total Indebtedness** |
| Convertible Notes 2021 | $ 1,346,220 | 5.00% | 2021 | on demand | $ 1,346,220 | $ - | $ 1,346,220 | $ 1,346,220 | $ - | $ 1,346,220 |
| Convertible Notes 2022 | 4,044,727 | 5.00% | 2022 | on demand | 4,044,727 | - | 4,044,727 | 4,044,727 | - | 4,044,727 |
| Convertible Notes 2023 | 2,826,310 | 5.00% | 2023 | 2024 | 2,826,310 | - | 2,826,310 | - | - | - |
| **Total** | | | | | **$ 8,217,257** | **$ -** | **$ 8,217,257** | **$ 5,390,947** | **$ -** | **$ 5,390,947** |

Each note will be convertible into Conversion Shares pursuant to the following events:

- ***Automatic Conversion.*** In the event that, prior to the Maturity Date, the Maker consummates a Qualified Financing, the Principal Balance shall automatically convert into fully paid and nonassessable shares of the same class and series of capital stock of the Maker issued to other investors in the Qualified Financing (the "Qualified Financing Securities") at a conversion price equal to the lesser of: (i) 80% of the price per share of the Qualified Financing Securities paid by the other investors in the Qualified Financing (other than other investors who also hold convertible notes) and (ii) the quotient obtained by dividing $30,000,000 by the Fully Diluted Capitalization, with any resulting fraction of a share rounded down to the nearest whole share. For purposes, "Fully Diluted Capitalization" shall mean the number of shares of outstanding equity securities of the Maker immediately prior to the initial closing of the applicable financing, assuming (1) the conversion of all securities convertible into stock (but excluding the Notes issued pursuant to the Purchase Agreement) and (2) the exercise of all outstanding options and warrants to purchase stock, with any resulting fraction of a share rounded down to the nearest whole share. "Qualified Financing" means the first issuance of convertible preferred stock by the Maker after the date hereof, with immediately available gross proceeds to the Maker (excluding any indebtedness of the Maker that converts into equity in such Qualified Financing) of at least $5,000,000. The Maker shall notify the Holder in writing of the anticipated occurrence of a Qualified Financing at least 10 days prior to the closing date of the Qualified Financing.
- ***Non-Qualified Financing.*** In the event that, prior to the Maturity Date, the Maker sells shares of convertible preferred stock in an equity financing that does not constitute a Qualified Financing (such financing, a "Non-Qualified Financing"), then all or a portion of the Principal Balance shall be convertible at the option of the Holder into that number of fully paid and nonassessable shares of the same class and series of capital stock of the Maker issued to other investors in the Non-Qualified Financing ("Non-Qualified Financing Securities") determined by dividing the Principal Balance by the per share purchase price of the Non-Qualified Financing Securities, rounded down to the nearest whole share. The Maker shall notify the Holder in writing of the anticipated occurrence of a Non-Qualified Financing at least 10 days prior to the closing date of the Non-Qualified Financing.
- ***Deemed Liquidation Event.*** In the event of a Deemed Liquidation Event (as defined in the Maker's Amended and Restated Certificate of Incorporation) prior to a Qualified Financing (and provided Note has not been converted into Non-Qualified Financing Securities, then at the option of the Holder, (i) the Maker shall pay to the Holder, upon the closing of the Sale and in full satisfaction of this Note, an amount equal to two times (2X) the Principal Balance of this Note or (ii) the Holder may elect to convert this Note into shares of the Maker's Common Stock at a conversion price equal to the quotient obtained by dividing $30,000,000 by the Fully Diluted Capitalization, with any resulting fraction of a share rounded down to the nearest whole share. "Fully Diluted Capitalization" shall mean the number of shares of outstanding equity securities of the Maker immediately prior to the initial closing of the Deemed Liquidation Event, assuming (1) the conversion of all securities convertible into stock (but excluding the Existing Indebtedness and the Notes) and (2) the exercise of all outstanding options and warrants to purchase stock, but excluding the shares reserved or authorized for issuance under the Maker's then-existing stock option or similar plan or any stock option or similar plan. The Maker shall notify the Holder in writing of the anticipated occurrence of a Deemed Liquidation Event at least 10 days prior to the closing date of the Deemed Liquidation Event.
- ***Maturity.*** In the event that the Note has not converted prior to the Maturity Date or repaid, then at the Holder's election, the Principal Balance shall be converted into shares of the Maker's Common Stock at a conversion price equal to the quotient obtained by dividing $30,000,000 by the Fully Diluted Capitalization, with any resulting fraction of a share rounded down to the nearest whole share.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

## 8. SHARE-BASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 296,358 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of ten years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

***Stock Options***

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| | |
|---|---|
| Expected life (years) | 10.00 |
| Risk-free interest rate | 3.95% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|
| **Outstanding at December 31, 2021** | **72,000** | **$ 0.001** | **-** |
| Granted | 272,500 | - | - |
| Exercised | - | - | - |
| Expired/Cancelled | 55,000 | - | - |
| **Outstanding at December 31, 2022** | **289,500** | **$ 0.001** | **9.29** |
| **Exercisable Options at December 31, 2022** | **266,288** | **$ 0.001** | **9.29** |
| Granted | 66,500 | - | - |
| Exercised | - | - | - |
| Expired/Cancelled | 157,000 | - | - |
| **Outstanding at December 31, 2023** | **199,000** | **$ 0.001** | **8.29** |
| **Exercisable Options at December 31, 2023** | **159,644** | **$ 0.001** | **8.29** |

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

During the year ended December 31, 2023, and 2022, the Company recognized stock-based compensation expenses of $29,858 and $52,264, respectively.

## 9. EQUITY AND CAPITALIZATION

***Common Stock***

The Company is authorized to issue 3,200,000 shares of common stock with a par value of $0.001. As of December 31, 2023, and 2022, 1,252,813 shares and 1,224,774 shares of common stock, respectively, have been issued and were outstanding.

***Preferred Stock***

The Company is authorized to issue 1,624,615 shares of preferred stock with a par value of $0.001, of which 561,391 are designated as Series Seed-1 Preferred Stock and 1,063,224 are designated as Series Seed-2 Preferred Stock. As of December 31, 2023, and 2022, 561,391 shares of Series Seed-1 Preferred Stock and 1,063,224 shares of Series Seed-2 Preferred Stock, respectively, have been issued and outstanding.

Voting Rights:

- Common Stock: Holders of common stock typically have the right to vote on matters such as electing directors and approving major corporate actions (mergers, amendments to the charter, etc.). Voting is usually based on a "one share, one vote" principle.
- Preferred Stock: Preferred stockholders may have limited or no voting rights unless certain conditions are met, such as the company failing to pay dividends for a specified time or if actions affect their preferential rights.

Distribution Rights:

- Common Stock: Common stockholders usually have the right to dividends when declared by the board of directors, but these dividends are subordinate to those of preferred stockholders.
- Preferred Stock: Preferred stockholders generally receive a fixed dividend before any dividends are distributed to common stockholders. In some cases, preferred dividends may accumulate if unpaid (cumulative preferred stock).

Liquidation Rights:

- Common Stock: In the event of liquidation, common stockholders have the last claim on the company's assets. They receive a share of the remaining assets after all debts, liabilities, and claims of preferred stockholders are satisfied.
- Preferred Stock: Preferred stockholders have priority over common stockholders in the distribution of assets upon liquidation. They often receive the par value of their stock or a fixed liquidation preference before any assets are distributed to common stockholders.

## 10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

| For the Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Net Operating Loss | $ (492,136) | $ (680,748) |
| Valuation Allowance | 492,136 | 680,748 |
| **Net Provision For Income Tax** | **$ -** | **$ -** |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022, are as follows:

| As of December 31, | 2023 | 2022 |
|---|---|---|
| Net Operating Loss | $ (2,116,209) | $ (1,624,073) |
| Valuation Allowance | 2,116,209 | 1,624,073 |
| **Total Deferred Tax Asset** | **$ -** | **$ -** |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $7,297,272. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

## 11. CONTINGENCIES AND COMMITMENTS

***Contingencies***

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

***Litigation and Claims***

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 12. RELATED PARTY TRANSACTIONS

The company has issued Convertible notes to its shareholders in total amount of $2,495,544 during the year.

## 13. SUBSEQUENT EVENTS

On April 10, 2024, the Company increased the number of shares authorized to issue to 6,500,000 shares of Common Stock with a par value of $0.001 and to 4,733,641 shares of Preferred Stock with a par value of $0.001 (of which 561,391 are designated as Series Seed-1 Preferred Stock, 1,063,224 shares are designated as Series Seed-2 Preferred Stock, 1,540,749 shares are designated as Series A-1 Preferred Stock, and 1,568,277 shares are designated as Series A-2 Preferred Stock).

On January 30, 2024, the Company issued a convertible note in the amount of $150,000, with an interest rate of 5% per annum and a maturity date of January 30, 2025.

On January 31, 2024, the Company issued a convertible note in the amount of $20,000, with an interest rate of 5% per annum and a maturity date of January 31, 2025.

On February 2, 2024, the Company issued a convertible note in the amount of $15,000, with an interest rate of 5% per annum and a maturity date of February 2, 2025.

On February 2, 2024, the Company issued a convertible note in the amount of $5,000, with an interest rate of 5% per annum and a maturity date of February 2, 2025.

On February 5, 2024, the Company issued a convertible note in the amount of $50,000, with an interest rate of 5% per annum and a maturity date of February 5, 2025.

On February 26, 2024, the Company issued a convertible note in the amount of $129,345, with an interest rate of 5% per annum and a maturity date of February 26, 2025.

On February 27, 2024, the Company issued a convertible note in the amount of $129,345, with an interest rate of 5% per annum and a maturity date of February 27, 2025.